December 8, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attn:                    William H. Thompson, Accounting Branch Chief
Donna Di Silvio, Staff Accountant

Re:                             Planet Payment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 11, 2015

Response Dated November 24, 2015

File No. 1-35699

Ladies and Gentlemen:

This letter is being furnished on behalf of Planet Payment, Inc. (the “Company”) in response to comments contained in the letter dated December 1, 2015 (the “Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Raymond D’Aponte, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 that was filed with the Commission on March 11, 2015 (the “Form 10-K”) and the Company’s response dated November 24, 2015 to the comments contained in the letter dated October 29, 2015.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  The Company has acknowledged to us that it is responsible for the adequacy and accuracy of the disclosures made in the Form 10-K filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing, it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and it has authorized this firm to respond to the Letter as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2015

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 80

17. Segment Information, page 115

4.                                      We reviewed your response to comment 4 and the reconciliation of the reportable segments’ gross profit to consolidated gross profit and income before income taxes in Form 10-Q filed November 5, 2015. Please confirm you will provide a reconciliation of the total of the reportable segments’ gross profit to consolidated income before income taxes as required by ASC 280-10-50-30b in future filings. Also with regard to the reconciliation disclosed in Form 10-Q for the nine months ended September 30, 2015, please tell us what specific items are included in “Corporate allocated cost of sales” and identify significant Corporate unallocated items in your reconciliation in future filings.

RESPONSE:

The Company confirms that it will continue to provide a reconciliation of the total of the reportable segments’ gross profit to consolidated income before income taxes as required by ASC 280-10-50-30b.

The Company respectfully advises the Staff that “Corporate allocated cost of sales” includes expenses of running its platform infrastructure including: internet connectivity, hosting and data storage expenses, amortization expenses of capitalized software development costs, compensation and related benefits of its technology personnel and a portion of general overhead expenses.  The Company will disclose the significant components of its “Corporate allocated cost of sales” in future filings.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2015

If you require additional information, please telephone the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan, Esq.

cc:                                Raymond D’Aponte, Planet Payment, Inc.

David R. Fishkin, Planet Payment, Inc.